

Cyril Goust · 3rd

Co-Founder @bunny.money

Nantes, Pays de la Loire, France · Contact info

500+ connections

bunny.money

École Nationale d'Ingénieurs de Brest

Experience

Co-Founder
bunny.money
Jun 2018 – Present · 3 yrs 6 mos

BUNNYMONEY is the mobile-app that empowers people to save money while donating & investing for a better world.

◉ "Silicon Fintech Bay" Fintech consortium accelerator in Redwood City, CA. (Cohort 2020)
◉ "Le Village by CA" Credit Agricole's accelerator in Nantes, France (Cohort 2019)



bunny.money - Save for Good®

Software Engineer
Zodiac Data Systems
Feb 2014 – Jun 2018 · 4 yrs 5 mos

Software Engineer for the Advantys Product Team (Advanced Telemetry System), Business Unit "On Board and Testing", Aircraft Systems Branch.

Advantys is a multi-mission telemetry system for data acquisition, flight testing anc ...see more

Product Developer Intern
Advantone
Jan 2013 – Jul 2013 · 7 mos
Plantation FL

Product Developer Intern at Advantone Plantation FL, working inside the Product Development team.
Main acknowledgements improved:
...see more

3Enib : Enib's Student Company
6 mos

Software developer
Jul 2012 – Aug 2012 · 2 mos
Brest Area, France

Software development for iXBlue company. The main purpose of this development was electro-acoustic transducer peering. Through that tool, the company has now the ability to execute comparative studies between multiple devices, depending of mathematical criteria such as standard deviation, correlation etc. ...see more

Software developer
Mar 2012 – Jul 2012 · 5 mos
Brest, France

Design of an interactive screen, connected to an IP camera allowing users to modify the picture displayed on.

Learning of interactivity methods and picture analysis. ...see more

Intern at APD Acoustic Products Division
iXBlue
Feb 2012 – Jul 2012 · 6 mos
Technopôle du Vernis, Brest, France

Software development driving an automatic test bench. The main goal of this tool resides in the measurement of electro-acoustic transducer's data. This internship was linked with my first one on the same company (IXSEA).
I improved my skills in the fields of software development in C++, Communication protocol

Show 3 more experiences

Education

École Nationale d'Ingénieurs de Brest
Master's degree, Ingénierie
2008 – 2013
Activities and Societies: Member of the Student company of the Enib : École Nationale d'Ingénieurs de Brest

Lycée Édouard Branly
French High school diploma, Engineering Science, Graduate with Honours
2005 – 2008